Exhibit (a)(5)(B)

June 22, 2018	Eli Lilly and Company Lilly Corporate Center Indianapolis, Indiana 46285 U.S.A. +1.317.276.2000 www.lilly.com

Lilly Completes Acquisition of ARMO BioSciences

INDIANAPOLIS, IN – Eli Lilly and Company (NYSE:LLY) today announced the successful completion of its acquisition of ARMO BioSciences, Inc. (NASDAQ:ARMO).

Lilly’s tender offer for all outstanding shares of common stock of ARMO, at a price of $50.00 per share in cash, expired as scheduled on Thursday, June 21, 2018. As of the expiration of the tender offer, 27,542,054 shares of ARMO common stock were validly tendered and not properly withdrawn, representing approximately 90.6 percent of the shares of ARMO common stock outstanding, and have been accepted for payment under the terms of the tender offer. Following completion of the tender offer, Lilly completed the acquisition of ARMO through the previously-planned second-step merger.

“We are pleased to announce the completion of our acquisition of ARMO BioSciences, which adds a promising clinical immunotherapy asset, pegilodecakin, to Lilly’s oncology portfolio,” said Sue Mahony, Ph.D., Lilly senior vice president and president of Lilly Oncology. “Lilly will continue to pursue medicines that use the body’s immune system in new ways to treat cancer and that have the potential to make a meaningful difference to patients with cancer.”

This impact of the transaction will be reflected in Lilly’s reported results and financial guidance according to Generally Accepted Accounting Principles (GAAP). There is no expected change to Lilly’s 2018 non-GAAP earnings per share guidance as a result of this transaction.

The Offer and the Merger

The tender offer for all of the outstanding shares of common stock of ARMO at a price of $50.00 per share, net to the seller in cash, without interest and less any required tax withholding (the “Offer”), expired as scheduled at one minute past 11:59 p.m., Eastern time, on Thursday, June 21, 2018. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has advised Lilly that 27,542,054 shares of ARMO common stock were validly tendered and not properly withdrawn in the Offer, representing approximately 90.6 percent of the shares of ARMO common stock outstanding. All of the conditions to the Offer have been satisfied and on June 22, 2018, Lilly and its wholly-owned subsidiary, Bluegill Acquisition Corporation, accepted for payment, and will promptly pay for, all shares validly tendered and not properly withdrawn in the Offer.

Following completion of the Offer, Lilly completed the acquisition of ARMO through the merger of Bluegill Acquisition Corporation with and into ARMO, without a vote of ARMO’s stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with ARMO surviving the merger as a wholly-owned subsidiary of Lilly. In connection with the merger, each share of common stock of ARMO not validly tendered into the Offer (other than (1) shares owned by ARMO immediately prior to the effective time of the merger, (2) shares owned by Lilly or Bluegill Acquisition Corporation at the commencement of the Offer and owned by Lilly or Purchaser immediately prior to the effective time of the merger or (3) shares held by any stockholder that was entitled to and has properly demanded statutory appraisal of its shares) has been converted into the right to receive the same $50.00 per share in cash, without interest and less applicable tax withholding, as will be paid for all shares that were validly tendered and not properly withdrawn in the Offer. ARMO’s common stock will be delisted from the NASDAQ Stock Market.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to make life better for people around the world. We were founded more than a century ago by a man committed to creating high-quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism. To learn more about Lilly, please visit us at www.lilly.com and www.lilly.com/newsroom/social-channels. C-LLY

Refer to:	Mark Taylor; mark.taylor@lilly.com; (317) 276-5795 (Media)
Kevin Hern; hern_kevin_r@lilly.com; (317) 277-1838 (Investors)

This press release contains forward-looking statements about the benefits of Lilly’s acquisition of ARMO BioSciences. It reflects Lilly’s current beliefs; however, as with any such undertaking, there are substantial risks and uncertainties in implementing the transaction and in drug development. Among other things, there can be no guarantee that Lilly will realize the expected benefits of the transaction, that pegilodecakin or any other products will be approved on the anticipated timeline or at all, or that pegilodecakin or any other products be commercially successful. For further discussion of these and other risks and uncertainties, see Lilly’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission. Except as required by law, Lilly undertakes no duty to update forward-looking statements to reflect events after the date of this release.